CONFIDENTIAL
June 15, 2007
VIA FACSIMILE, U.S. MAIL AND EDGAR
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and
   Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

RE:	Pulte Homes, Inc. Form 10-K for the Fiscal Year Ended December 31, 2006 File No. 001-09804
Dear Mr. Hartz:
The following are responses to your comment letter dated May 3, 2007 relating to the above referenced filing of Pulte Homes, Inc. filed with the United States Securities and Exchange Commission.
Very truly yours,

/s/ Roger A. Cregg
Roger A. Cregg
Executive Vice President and Chief Financial Officer

Pulte Homes, Inc.
Form 10-K for the year ended December 31, 2006
Comment: Critical Accounting Policies and Estimates, page 38
Inventory Valuation, page 39
1.	We note the material impairments and write-offs of land related assets that you recorded during the fiscal year ended December 31, 2006. It appears to us that your critical accounting policy disclosure for inventory valuation is too general to provide investors with sufficient information about management’s insights and assumptions with regard to how you determined the amount of impairments and write-offs as well as the recoverability of your remaining land related assets.
•	Expand your disclosures to describe the steps that you perform to review each component of your land related assets for recoverability. Please address for us supplementally whether you had any materially significant communities for which estimated future undiscounted cash flows were close to their carrying value. If so, please tell us what consideration you have given to providing investors with an understanding of the risks and potential magnitude associated with potential future impairments of these assets.
•	Discuss how you determined the amount of each inventory write-off that was necessary. Please explain the main assumptions you used in this determination as well as your basis for these assumptions. In addition, please provide a sensitivity analysis showing the effect of a 1% change in each significant assumption.
•	Address the determining factors you identified to assess the appropriateness of moving forward with land development and costs for future development or to write-off the related amounts previously capitalized.
•	Expand your disclosures to provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.
Please provide these expanded disclosures in future filings and show us in your response what any future disclosure revisions will look like.
Response:
Disclosures in Recent SEC Filings
See Exhibit I for the expanded disclosure we included in our Form 10-Q for the first quarter ended March 31, 2007 in Note 1 — Basis of presentation and significant accounting policies — Land Valuation Adjustments and Write-Offs. This expanded disclosure:
•	Describes the steps we perform to review each component of our land-related assets for recoverability;

•	Discusses how we determined the amount of each inventory write-off that was necessary;

•	Addresses the determining factors we identified to assess the appropriateness of moving forward with land development and costs for future development or to write off the related amounts previously capitalized; and

Pulte Homes, Inc.
•	Provides information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.
In addition, our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) reported the number of communities impaired for each reporting segment (see Exhibit II), and Note 2 to the financial statements disclosed the land valuation adjustments by reporting segment consistent with our Form 10-K for the year ended December 31, 2006. We will continue to provide such disclosures in future filings and will incorporate similar information into our critical accounting policy disclosure.
Supplemental Information
Supplementally, we are providing the following information relating to our land and community valuation adjustments for the first quarter ended March 31, 2007 as this is the most recent quarter for which we have data and is the most relevant for assessing the risks of future impairments.
During the first quarter of 2007, we evaluated each of our 691 communities as well as our land held for future development, land under option agreements and related pre-acquisition costs, and land held for sale for indicators of potential impairment or write-down. Such indicators include gross margin or sales paces significantly below expectations, construction costs or land development costs significantly in excess of budgeted amounts, significant delays or changes in the planned development for the community, and other known qualitative factors. For communities that are not yet active, a significant additional consideration includes an evaluation of the regulatory environment related to the probability, timing, and cost of obtaining necessary approvals from local municipalities and any potential concessions that may be necessary in order to obtain such approvals. We also consider potential changes to the product offerings in a community and any alternative strategies for the land, such as the sale of the land either in whole or in parcels. For our land under option agreements, we evaluate the willingness of land sellers to modify terms of the related purchase agreement, the timing of required land takedowns, and the availability and best use of necessary capital.
As of March 31, 2007, 105 communities demonstrated potential impairment indicators of which 35 were ultimately determined to be impaired resulting in an impairment charge of $62.4 million. The applicable local market management teams prepared undiscounted cash flow analyses for each of the 105 communities, and such analyses were closely reviewed by the corporate management team. Significant judgment is necessary in estimating future cash flows. The primary assumptions used include:
•	expected average selling prices and sales incentives;

•	expected sales paces and cancellation rates;

•	expected development and construction timelines; and

•	anticipated construction, land development, and overhead costs.
Each of these factors is specific to the applicable community and is impacted by national and local economic and demographic conditions, local actions by competitors, reliance on subcontractors and other suppliers, and our own ability to meet expected performance levels.

Pulte Homes, Inc.
While we acknowledge your request for a sensitivity analysis showing the effect of a 1% change in each significant assumption, we believe such an analysis is impractical and would be misleading to investors. The assumptions used for each community are specific to that community and vary significantly between communities. Also, many of the assumptions are inter-related. For example, an increase in expected average selling prices or decrease in expected sales incentives might result in a decrease in expected sales paces. Increases in expected development or construction costs might not only increase expected average selling prices and decrease expected sales paces but might also directly influence the expected timing of future home settlements and the anticipated local competitive environment. When such factors are combined with the volume of communities for which we perform impairment analyses and the significant volatility the homebuilding industry is currently experiencing, we believe that there does not exist a practical method of providing investors with a meaningful sensitivity analysis on any type of aggregated basis. Additionally, such an analysis might in fact provide investors with a false sense of comfort regarding the risk of future impairments as the current market environment is extremely dynamic and is influenced by a variety of factors that impact each of our communities differently based on local submarket conditions, targeted consumer group, product type, development cycle, existing inventory levels and sales incentive programs, and other characteristics. Our public communications to the investor community in 2007 have highlighted the risks of future impairments and other land-related charges. We have also specifically excluded impairments and other land-related charges from the earnings guidance we have provided during 2007 because such items are not predictable. Examples of these are included below as excerpts from page 23 of our Form 10-Q for the first quarter ended March 31, 2007:
“Our evaluation for such adjustments assumed our best estimates of cash flows for the communities tested. If conditions in the homebuilding industry worsen in the future, we may be required to evaluate our inventory assets for additional impairment, which could result in additional impairment charges that might be significant.”

“Given the continued weakness in new home sales and closings, visibility as to future earnings performance is limited. At this time, we estimate our second quarter 2007 earnings in the range of break-even to a loss of $0.10 per diluted share, exclusive of any additional land-related charges. Our outlook is tempered with caution, as conditions in many of the markets we serve across the United States have become more challenging in recent months.”
As of March 31, 2007, we had only * communities that were not impaired for which the estimated future undiscounted cash flows were close (within 5%) to their carrying values. The carrying value of these communities at March 31, 2007 was immaterial individually and in the aggregate. In addition to the immaterial carrying values of these communities, we believe publicly disclosing community-specific information is not required and is also potentially problematic. Similar to the sensitivity analysis discussed above, we believe providing such information might in fact provide investors with a false sense of comfort regarding the overall risk of future impairments as such risk would not be limited to these communities. As local market conditions change and a community progresses through its development cycle, there may

*	Confidential treatment was requested for redacted portions and a clean, un-redacted version was submitted to the SEC’s Division of Corporation Finance.

Pulte Homes, Inc.
be significantly more or different communities at risk of impairment than simply those that we impaired or that were close to potential impairment as of March 31, 2007. In addition, the severity of impairment for an individual community may change. We believe that our current disclosure by reporting segment of operating results, impairments and other land-related charges, inventory and controlled lots, new order rates, cancellation rates, and backlog when combined with our qualitative discussions regarding the current and expected operating environments and the risks of future impairments provide investors with an appropriate understanding of the risks and potential magnitude of future impairments.
Disclosures in Future Filings
Given the persistence of the difficult market conditions for the industry and continued risk for future impairments and other land-related charges, we will incorporate the following disclosures into our future filings beginning with our second quarter ending June 30, 2007:
     *

*	Confidential treatment was requested for redacted portions and a clean, un-redacted version was submitted to the SEC’s Division of Corporation Finance.

Pulte Homes, Inc.
Comment: Residential mortgage loans available for sale, page 39
2.	Based on your disclosures, it is not clear to us if you have any interests in what are commonly referred to as “sub-prime” residential mortgages. Although there may be differing definitions of sub-prime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:
•	A rate above prime to borrowers who do not qualify for prime rate loans;

•	Borrowers with low credit ratings (FICO scores);

•	Interest-only or negative amortizing loans;

•	Unconventionally high initial loan-to-value ratios;

•	Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;

•	Borrowers with less than conventional documentation of their income and/or net assets;

•	Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;

•	Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.
Please explain to us how you specifically define sub-prime loans in practice, if at all. Please consider the above definition, in general, as part of your response. Please help us understand the potential materiality of your exposure to sub-prime loans, including the impact of loans held for sale or retained, recourse provisions, commitments, or any other interests. In addition, please help us understand the potential impact of the current environment related to sub-prime lending on the underlying operations and cash flows of your financial services segment and your homebuilding segments.
Response: Since there is no standard definition to what the public, including investors and the media, commonly refers to as sub-prime loans, early in 2007 we developed our own definitions in order to provide information to the investor community. Our definitions of sub-prime and Alt-A loans are shaped by our view that the primary indicator of risk related to these loans is the creditworthiness of the customer, as most clearly evidenced by FICO score, and that the primary mortgage products at risk are so-called “stated income” or no documentation loans. As a result, we included the following discussion in the MD&A section of our Form 10-Q for the first quarter ended March 31, 2007:
“Our customers’ average FICO scores for the three months ended March 31, 2007 and 2006 were 744 and 733, respectively. Average Combined Loan-to-Value was 83% and 82% for the three months ended March 31, 2007 and 2006, respectively. At March 31, 2007, our loan application backlog decreased to $2.9 billion compared with $4.1 billion at March 31, 2006 due primarily to the lower backlog in our homebuilding operations.

Based on principal dollars, approximately 5% of the loans we originated in the first quarter of 2007 were considered sub-prime loans, which we define as first mortgages

Pulte Homes, Inc.
with FICO scores below 620. Approximately 23% of first quarter 2007 originations were considered Alt-A loans, which we define as non-full documentation first mortgages with FICO scores of 620 or higher. The remaining 72% of first quarter 2007 originations were prime loans, which we define as full documentation first mortgages with FICO scores of 620 or higher. Because we sell our loans monthly on a flow basis and retain only limited risk for sold loans for a short period of time, we believe that our Financial Services operations do not have any material risks related to sub-prime and Alt-A loans.”
Our business strategy is to originate loans for sale to third parties, and we enter into contracts with third parties to sell loans prior to their origination. The risk we retain for our loans, including sub-prime and Alt-A loans, relates primarily to recourse for fraud, misrepresentation, and early payment default on non-agency loans (i.e. loans not sold to either Fannie Mae, Freddie Mac, or Ginnie Mae). As a result, we believe our loss exposure to loans we originate, including sub-prime and Alt-A loans, is not material.
However, the current environment related to sub-prime lending has caused the availability of certain mortgage financing products to become more constrained. While we do not retain any material risks associated with the loans we originate, our financial services business could be impacted to the extent we are unable to match interest rates and amounts on loan applications we accept prior to our commitment to lend. Additionally, these developments have had and may continue to have a material adverse effect on the overall demand for new housing and thereby on the results of operations for our homebuilding business. Accordingly, we included discussion of the impact of sub-prime loans in the MD&A section and also updated one of our risk factors to specifically address sub-prime loans in our Form 10-Q for the first quarter ended March 31, 2007 (see our response to comment #3).
Comment:
3.	If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from sub-prime lending, is remote, please explain. If it is reasonably possible, please tell us what future disclosures you will include to provide a clear understanding of your potential exposures.
Response: We included discussion of the impact of sub-prime loans in the MD&A section of our recently filed Form 10-Q for the first quarter ended March 31, 2007. We also included an update to our risk factors to specifically address sub-prime loans, which is included below and has been shaded for your convenience. We will continue to provide or expand such disclosures in future filings to the extent that sub-prime and Alt-A loans have a significant impact on our overall business.
“Future increases in interest rates, reductions in mortgage availability or increases in the effective costs of owning a home could prevent potential customers from buying our homes and adversely affect our business or our financial results.

Pulte Homes, Inc.
     Most of our customers finance their home purchases through our mortgage bank. Interest rates have been at historical lows for several years. Many homebuyers have also chosen adjustable rate, interest only or mortgages that involve initial lower monthly payments. As a result, new homes have been more affordable. Increases in interest rates or decreases in availability of mortgage financing, however, could reduce the market for new homes. Potential homebuyers may be less willing or able to pay the increased monthly costs or to obtain mortgage financing that exposes them to interest rate changes. Lenders may increase the qualifications needed for mortgages or adjust their terms to address any increased credit risk. Even if potential customers do not need financing, changes in interest rates and mortgage availability could make it harder for them to sell their current homes to potential buyers who need financing. These factors could adversely affect the sales or pricing of our homes and could also reduce the volume or margins in our financial services business. Beginning in early 2007, the availability of certain mortgage financing products has become more constrained as the mortgage industry began to more closely scrutinize sub-prime, Alt-A, and other non-conforming mortgage products. While we do not retain any material risks associated with the loans we originate, our financial services business could be impacted to the extent we are unable to match interest rates and amounts on loans we have committed to originate through the various hedging strategies we employ. Additionally, these developments have had and may continue to have a material adverse effect on the overall demand for new housing and thereby on the results of operations for our homebuilding business.
     In addition, we believe that the availability of FHA and VA mortgage financing is an important factor in marketing some of our homes. We also believe that the liquidity provided by Fannie Mae and Freddie Mac to the mortgage industry is important to the housing market. However, the federal government has recently sought to reduce the size of the home-loan portfolios and operations of these two government-sponsored enterprises. Any limitations or restrictions on the availability of the financing or on the liquidity by them could adversely affect interest rates, mortgage financing and our sales of new homes and mortgage loans.”
We acknowledge that:
•	Pulte Homes, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pulte Homes, Inc. Response to SEC Comment Letter Dated May 3, 2007 Excerpt from Note 1 to Form 10-Q for the Three Months Ended March 31, 2007	Exhibit I
Land Valuation Adjustments and Write-Offs

Impairment of long-lived assets

In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets” (SFAS No. 144), the Company records valuation adjustments on land inventory and related communities under development when events and circumstances indicate that they may be impaired and when the cash flows estimated to be generated by those assets are less than their carrying amounts. The weakened market conditions that arose during 2006 persisted into 2007 and resulted in lower than expected net new orders, revenues, and gross margins and higher than expected cancellation rates during the three months ended March 31, 2007. As a result, a portion of the Company’s land inventory and communities under development demonstrated potential impairment indicators and were accordingly tested for impairment. As required by SFAS No. 144, the Company compared the expected undiscounted cash flows for these communities to their carrying value. For those communities whose carrying values exceeded the expected undiscounted cash flows, the Company calculated the fair value of the community. Impairment charges are required to be recorded if the fair value of the community’s inventory is less than their carrying amounts. The Company determined the fair value of the community’s inventory using a discounted cash flow model. These estimated cash flows are significantly impacted by estimates related to selling price, sales pace, construction costs, and other factors. Due to uncertainties in the estimation process, the significant volatility in demand for new housing, and the long life cycles of many communities, actual results could differ materially from such estimates. The Company’s determination of fair value also requires discounting the estimated cash flows at a rate commensurate with the inherent risks associated with the assets and related estimated cash flow streams. The discount rate used in determining each community’s fair value depends on the stage of development of the community and other specific factors that increase or decrease the inherent risks associated with the community’s cash flow streams. For example, communities that are entitled and near completion will generally require a lower discount rate than communities that are not entitled and consist of multiple phases spanning several years of development and construction activity.

For the three months ended March 31, 2007 and 2006, the Company recorded valuation adjustments of $62.4 million (related to 35 communities) and $0.1 million (related to one community), respectively, to reduce the carrying value of the impaired assets to their estimated fair value. The Company recorded these valuation adjustments in its Consolidated Statements of Operations within Homebuilding expense, which includes home cost of sales. In the event that market conditions or our operations deteriorate in the future or the current difficult market conditions extend beyond our expectations, additional impairments may be experienced in the future.

Net realizable value adjustments — land held for sale

In accordance with SFAS No. 144, the Company values long-lived assets held for sale at the lower of carrying amount or fair value less cost to sell. The Company records these net realizable value adjustments in its Consolidated Statements of Operations within

Pulte Homes, Inc. Response to SEC Comment Letter Dated May 3, 2007 Excerpt from Note 1 to Form 10-Q for the Three Months Ended March 31, 2007	Exhibit I
Homebuilding expense, which includes land cost of sales. During the three months ended March 31, 2007 and 2006 the Company recognized net realizable value adjustments related to land held for sale of $18.2 million and $0, respectively.

Write-off of deposits and pre-acquisition costs

From time to time, the Company writes off certain deposits and pre-acquisition costs related to land option contracts the Company no longer plans to pursue. Such decisions take into consideration changes in national and local market conditions, the willingness of land sellers to modify terms of the related purchase agreement, the availability and best use of necessary capital, and other factors. The Company wrote off deposits and pre-acquisition costs in the amount of $51.5 million and $5.1 million during the three months ended March 31, 2007 and 2006, respectively. The Company records these write-offs of deposits and pre-acquisition costs for land option contracts the Company no longer plans to pursue in its Consolidated Statements of Operations within Homebuilding expense, which includes other income (expense), net.

Pulte Homes, Inc. Response to SEC Comment Letter Dated May 3, 2007 Excerpt from MD&A in Form 10-Q for the Three Months Ended March 31, 2007	Exhibit II
Excerpt from page 25 of Form 10-Q for the three months ended March 31, 2007:
“In addition, valuation adjustments of $62.4 million were taken during the three months ended March 31, 2007 related to impairments of 35 communities.”
Example of reportable segment discussion excerpted from page 29 of Form 10-Q for the three months ended March 31, 2007:
“Northeast:
The Northeast was the earliest of our segments to show signs of the industry’s slowdown and has shown some signs of stabilization. During the first quarter of 2007, Northeast home sale revenues decreased 54% compared with the prior year period due to a 48% decrease in unit settlements combined with an 11% decrease in the average selling price. The loss before income taxes was primarily attributable to this reduction in revenues as well as a significant decline in gross margin. The Northeast also wrote-off $23.2 million of deposits and pre-acquisition costs associated with land transactions we no longer plan to pursue in Maryland and Pennsylvania, resulting in a reduction of approximately 6,400 controlled lots. There were no significant impairments or land-related charges in the prior year period. The number of active communities was flat with the prior year. Net new orders declined by 3% due to the difficult market conditions, though the cancellation rate improved slightly to 17% compared with 18% in the prior year period.

Southeast:
Our Southeast segment contributed positively to operating results in the first quarter of 2007 due to strength in local demographic factors and a continued shift in our product mix, especially in regards to active adult buyers as large active adult communities were opened in Charlotte, Raleigh, and Georgia at various points during 2006. Home sale revenues increased 2% compared with the prior year period due to a 14% decrease in unit settlements offset by an 18% increase in the average selling price. Income before income taxes increased 17% compared with the prior year period due to higher home sale revenues combined with a slight increase in gross margins. These favorable items were partially offset by a moderate increase in overhead expenses due to an increase in the number of active communities. The Southeast did not incur any significant impairments or land-related charges in the first quarter of either 2007 or 2006. Net new orders declined by 36% compared with the prior year period, primarily due to the prior year period including new orders from the successful grand opening of our large active adult community in Charlotte. The cancellation rate increased to 23% compared with 15% in the prior year period, primarily due to the significant reduction in gross signups.”